

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Joe Ragan
Chief Executive Officer
ExcelFin Acquisition Corp.
100 Kingsley Park Dr.
Fort Mill, SC 29715

> **Re: ExcelFin Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 12, 2024**
> **File No. 001-40933**

Dear Joe Ragan:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Risk Factors, page 15

1. We note that you are seeking to extend your termination date to December 25, 2024, which is a date that is 38 months from your initial public offering. Since Section IM-5101-2 of the Nasdaq listing rules requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of the initial public offering registration statement, please disclose that your proposal to extend your termination date beyond 36 months does not comply with this rule and describe the risks of your non-compliance, including that your shares may be subject to suspension and delisting from Nasdaq.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 or Isabel Rivera at 202-551-3518 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Bill Nelson, Esq.